

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 16, 2017

Via E-mail
Ms. Terri Garnick
Chief Financial Officer
Strategic Realty Trust, Inc.
66 Bovet Road, Suite 100
San Mateo, CA 94402

> **Re: Strategic Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Response Dated November 14, 2017**
> **File No. 000-54376**

Dear Ms. Garnick:

We have reviewed your November 14, 2017 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2017 letter.

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities, page F-21

1.   We note your response to prior comment two. Please further explain to us in detail how you concluded you are the primary beneficiary of both variable interest entities ("VIEs") considering that the power to direct the activities of the VIEs is shared with the managing member. Please cite the accounting literature relied upon and address how you considered the guidance in ASC 810-10-25-38D.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities